[Via EDGAR]

Ms Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-4561

August 21, 2008

RE:. Sapiens International Corporation N.V
Form 20-F for the fiscal year ended December 31, 2007
Filed on June 25, 2008
File No. 0-20181

Dear Ms. Collins:

Reference is made to the letter dated August 19, 2008 to Sapiens International Corporation N.V. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2007.

Further to the telephone discussion between the Company’s local Israeli counsel and the Staff, the Company requires adequate time to respond to the Staff’s comments and in light of the local holiday schedule in Israel, the Company will provide its response to the Staff by September 18, 2008.

Should you have any questions regarding this letter, please do not hesitate to contact the undersigned at 972-8-9382701.

For future reference, the Company can be reached by fax at 972-8-9382730 with a copy to Levy Meidan & Co. at 972-3 510-2493.

Sincerely,

/s/ Roni Giladi Roni Giladi Chief Financial Officer